SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               AmeriCom USA, Inc.
                              --------------------
                                (Name of Issuer)

                              Class A, Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   03061Q 201
                                ---------------
                                 (CUSIP Number)


             Robert Cezar                      Roger D. Linn, Esq.
           AmeriCom USA, Inc.                Bartel Eng Linn & Schroder
      5900 Hollis Street, Suite R-1         300 Capitol Mall, Suite 1100
          Emeryville, CA 94608                Sacramento, CA 95814
            (805) 542-6700                       (916) 442-0400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                       March 22, 2000
                    -----------------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            03061Q    201


------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON    ROBERT M. CEZAR
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a  |_|

------------------------------------------------------------------------------

3.      SEC USE ONLY


------------------------------------------------------------------------------

4.      SOURCE OF FUNDS*

        N/A
------------------------------------------------------------------------------

5.      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
        TO  ITEMS 2(d) OR 2(e)  |_|
        N/A
------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Canadian
-------------------------------------------------------------------------------


                                                  7.    SOLE VOTING POWER

                   NUMBER OF                                 13,637,129
                    SHARES                        ------------------------------
                 BENEFICIALLY
                     OWNED                         8.   SHARED VOTING POWER
                    BY EACH
                   REPORTING                                          0
                  PERSON WITH                     ------------------------------

                                                   9.   SOLE DISPOSITIVE POWER

                                                             13,637,129
                                                  ------------------------------

                                                   10.  SHARED DISPOSITIVE POWER

                                                                      0

-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,637,129
-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      |_|

-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    32.4%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

        This statement relates to Class A Common Stock, $.0001 par value of AmeriCom USA, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is AmeriCom USA, Inc., 5900 Hollis Street, Suite R-1, Emeryville, California 94608.

Item 2.  Identity and Background.

        The person filing this statement is Robert M. Cezar. His business address is AmeriCom USA, Inc., 5900 Hollis Street, Suite R-1, Emeryville, California 94608. His principal occupation is as the Chief Executive Officer of AmeriCom USA, Inc., located at the above address.

        Robert M. Cezar, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws. Robert M.
Cezar is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4.  Purpose of the Transactions.

     The purpose of this report is to report certain gifts of shares of the Issuer's Class A Common Stock made by Robert M. Cezar.

        Robert M. Cezar, subject to and depending upon availability of prices he deems favorable, may purchase additional shares of the Issuer's Class A Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Robert M. Cezar to do so, he reserves the right to dispose of the shares of Class A Common Stock held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) Robert M. Cezar beneficially owns 13,637,129 or 32.4% of the shares of Class A Common Stock.

     (b) Robert M. Cezar has the sole power to vote and dispose of 13,637,129 shares of Class A Common Stock.

     (c) On March 22, 2000, Robert M. Cezar disposed of 620,391 and 200,000 shares of Class A Common Stock of Robert M. Cezar, in Trust, by distribution to its beneficiaries.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7.  Materials to be Filed as Exhibits.

        Not applicable.

                                          SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.



Dated:     April 26, 2000                   ROBERT M. CEZAR
                                            -----------------
                                            Robert M. Cezar